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C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
February 9, 2022

Manulife files 2021 Audited Annual Financial Statements and Related MD&A

TORONTO - Manulife Financial Corporation has filed its 2021 audited annual financial statements for the year ended December 31, 2021 and related MD&A with securities regulators, including with the Canadian Securities Administrators and with the U.S. Securities and Exchange Commission on Form 40-F. This information is available on the Company's website at manulife.com/en/investors/results-and-reports. Shareholders may also request a hard copy of this information free of charge through the Company's website.

About Manulife
Manulife Financial Corporation is a leading international financial services provider that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our global wealth and asset management segment, we serve individuals, institutions and retirement plan members worldwide. Our principal operations are in Asia and Canada, and the United States, where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong. In the previous 12 months we made CAD$31.8 billion in payments to our customers.

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Media Relations Contact: Cheryl Holmes Manulife 416-557-0945 cheryl_holmes@manulife.com	Investor Relations: Hung Ko Manulife 416-806-9921 hung_ko@manulife.com